                                                                      EXHIBIT 25


                      IN THE UNITED STATES DISTRICT COURT

                         FOR THE DISTRICT OF DELAWARE


MENTOR GRAPHICS CORPORATION,     )
and MGZ CORP.,                   )
                                 )
     Plaintiffs,                 )
                                 )
     v.                          )   Civil Action No. 98-473-RRM
                                 )
QUICKTURN DESIGN SYSTEMS, INC.,  )
                                 )
     Defendant.                  )
_________________________________)
QUICKTURN DESIGN SYSTEMS, INC.,  )
                                 )
     Counterclaimant,            )
                                 )
     v.                          )
                                 )
MENTOR GRAPHICS CORPORATION      )
and MGZ CORP.,                   )
                                 )
     Counterdefendants.          )


                     ANSWER TO FIRST AMENDED COMPLAINT AND
                 COUNTERCLAIMS FOR INJUNCTIVE AND OTHER RELIEF
                   FOR VIOLATION OF FEDERAL SECURITIES LAWS
                    -----------------------------------------

                       ANSWER TO FIRST AMENDED COMPLAINT
                       ---------------------------------

     Quickturn Design Systems, Inc. ("Quickturn") answers the allegations of the first amended complaint of Mentor Graphics Corporation and MGZ Corporation (collectively, "Mentor") as follows:

     1. Quickturn admits that Mentor purports to bring an action and invoke the jurisdiction of this Court pursuant to 28 U.S.C. (S) 1331(a), 1337(a) and 15 U.S.C. (S) 78aa, upon which Mentor purports to base federal question jurisdiction as alleged in paragraph 1.

     2. Quickturn admits that Mentor asserts that venue is proper under 28 U.S.C. (S) 1391(b), and 15 U.S.C. (S) 78aa.

     3. Quickturn is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 3, and on that basis denies each and every allegation contained therein.

     4.  Quickturn admits the allegations in paragraph 4.

     5.  Quickturn admits the allegations in paragraph 5.

     6. Quickturn is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 6, and on that basis denies each and every allegation contained therein.

     7. Quickturn is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 7, and on that basis denies each and every allegation contained therein.

     8. Quickturn is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 8, and on that basis denies each and every allegation contained therein.

     9. Quickturn admits that in January 1996, the Board of Directors of Quickturn adopted a stockholder rights plan ("Rights Plan"). Quickturn admits that the Board of Directors of Quickturn amended the Rights Plan after August 12, 1998. Quickturn further admits that the Quickturn stockholders did not vote on the Rights Plan or on the Amended Rights Plan. Except as expressly admitted, Quickturn denies each and every allegation of paragraph 9.

     10. Quickturn admits that it is subject to Section 203 of the Delaware Business Combination Statute. Except as expressly admitted, Quickturn denies each and every allegation of paragraph 10.

     11.  Quickturn denies each and every allegation of paragraph 11.

     12. Quickturn admits Mentor filed amended Schedule 14D-1's on August 20, 1998 and August 25, 1998. Quickturn avers that the amended Schedule 14D-1's speak for themselves. Except as expressly admitted or averred, Quckturn denies each and every allegation of paragraph 12.

     13. Quickturn avers that the allegations contained in paragraph 13 consist of conclusions of law and seek to characterize Section 14(d) of the Securities Exchange Act, which statute speaks for itself, and therefore no response is required.

     14. Quickturn denies that Mentor "has complied fully with the Exchange Act and all rules and regulations promulgated thereunder." Quickturn admits that
Section 14(e) of the Exchange Act, 15 U.S.C. (S) 78n(e) states that it is "unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practice in connection with any tender offer."

     15. Answering paragraph 15, Quickturn avers that the Offer to Purchase speaks for itself. Except as so averred, Quickturn denies each and every allegation of paragraph 15 and its subparts.

     16.  Quickturn denies each and every allegation of paragraph 16.

     17. Quickturn admits that on August 11, 1998, Dr. Walden C. Rhines, Mentor's Chief Executive Officer and President, met with Glen M. Antle, Chairman of Quickturn's Board. Quickturn further admits that a letter from Dr. Rhines was delivered to Quickturn outlining Mentor's proposal to acquire all outstanding shares of Quickturn common stock. Quickturn further admits that Mr. Antle stated that he would communicate the proposal to the Quickturn Board of Directors. Except as expressly admitted, Quickturn denies each and every allegation of paragraph 17.

     18. Quickturn admits that on or about August 14, 1998, Rhines telephoned Keith R. Lobo. Quickturn admits that Lobo indicated that he would communicate Rhines' position to the Quickturn Board of Directors. Except as expressly admitted, Quickturn denies each and every allegation of paragraph 18.

     19. Quickturn avers that its August 24, 1998 announcement regarding Mentor's tender offer speaks for itself. Except as so averred, Quickturn denies each and every allegation of paragraph 19.

     20. Quickturn admits that it did not accept Mentor's acquisition proposal. Quickturn denies that Mentor's offer was not discussed. Quickturn is without sufficient knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 20 regarding the actions of Mentor; and on that basis denies those allegations.

     21. Quickturn avers that Section 2.3 of Quickturn's bylaws speaks for itself. Except as so averred, Quickturn is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 21 regarding Mentor's purpose in soliciting agent designations or Mentor's actions, and on that basis denies those allegations.

     22. Quickturn avers that Section 14(a) of the Exchange Act, and the rules and regulations promulgated thereunder, including Rule 14a-9, 17 C.F.R. (S) 240.14a-9, speak for themselves, and therefore no response is required. Except as so averred, Quickturn denies each and every allegation of paragraph 22.

     23. Quickturn denies the allegation that Mentor's "Agent Solicitation Materials are in full compliance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, including Rule 14a-9." Quickturn further denies that the Agent Solicitation Materials contain all the information required to be disclosed by applicable laws. Quickturn is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 23 regarding the actions of Mentor, and on that basis denies those allegations.

     23.a Quickturn is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 23.a regarding the actions of Mentor, and on that basis denies those allegations.

     23.b  Quickturn denies each and every allegation of paragraph 23.b.

     23.c Quickturn is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 23.c. regarding the intent of Mentor, and on that basis denies those allegations.

     23.d  Quickturn denies each and every allegation of paragraph 23.d.

     23.e Quickturn is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 23.e. regarding the intent of Mentor, and on that basis denies the allegations.

     24. Quickturn admits that Mentor has demanded that Quickturn produce a list of its stockholders. Quickturn admits it responded to Mentor's request for a list of stockholders and related materials on August 19, 1998, and stated that the materials would be made available beginning at 12:00 noon on August 25, 1998. Except as expressly admitted, Quickturn is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 24 and on that basis denies those allegations.

     25. Quickturn avers that section 14(d) of the Exchange Act and Rule 14d-9 and 17 C.F.R. (S) 240.14d-9 speak for themselves, and therefore no response is required. Except as so averred, Quickturn denies each and every allegation of paragraph 25.

     26. Quickturn admits that on August 24, 1998, Quickturn filed a Schedule 14D-9 with the SEC. Quickturn avers that its Schedule 14D-9 speaks for itself, and therefore no response is required. Except as specifically admitted, Quickturn denies each and every allegation of paragraph 26.

     27.  Quickturn denies each and every allegation of paragraph 27.

     27.a Quickturn avers that its Schedule 14D-9 speaks for itself, and therefore no response is required. Except as so averred, Quickturn denies each and every allegation of paragraph 27.a.

     27.b Quickturn avers that its Schedule 14D-9 speaks for itself, and therefore no response is required. Except as so averred, Quickturn denies each and every allegation of paragraph 27.b.

     27.c Quickturn avers that its Schedule 14D-9 speaks for itself, and therefore no response is required. Except as so averred, Quickturn denies each and every allegation of paragraph 27.c.

     27.d Quickturn avers that its Schedule 14D-9 speaks for itself, and therefore no response is required. Except as so averred, Quickturn denies each and every allegation of paragraph 27.d.

     27.e Quickturn avers that its Schedule 14D-9 speaks for itself, and therefore no response is required. Except as so averred, Quickturn denies each and every allegation of paragraph 27.e.

     27.f Quickturn avers that its Schedule 14D-9 speaks for itself, and therefore no response is required. Except as so averred, Quickturn denies each and every allegation of paragraph 27.f.

     28. Quickturn admits that it issued a press release on August 24, 1998. Quickturn avers that the press release speaks for itself, and therefore no response is required. Except as specifically admitted, Quickturn denies each and every allegation of paragraph 28.

     28.a Quickturn admits that it issued a press release on August 24, 1998. Quickturn avers that the press release speaks for itself, and therefore no response is required. Except as specifically admitted, Quickturn denies each and every allegation of paragraph 28.a.

     28.b Quickturn admits that it issued a press release on August 24, 1998. Quickturn avers that the press release speaks for itself, and therefore no response is required. Except as specifically admitted, Quickturn denies each and every allegation of paragraph 28.b.

     28.c Quickturn admits that it issued a press release on August 24, 1998. Quickturn avers that the press release speaks for itself, and therefore no response is required. Except as specifically admitted, Quickturn denies each and every allegation of paragraph 28.c.

     29. Quickturn incorporates by reference its responses to paragraphs 1-28 above as if fully set forth herein.

     30. Quickturn avers that the Declaratory Judgment Act speaks for itself. Except as so averred, Quickturn denies each and every allegation of paragraph 30.

     31.  Quickturn denies each and every allegation of paragraph 31.

     32.  Quickturn denies each and every allegation of paragraph 32.

     33. Quickturn denies the allegations contained in paragraph 33 and denies that the public disclosures and documents filed with the SEC by Mentor comply fully with all applicable provisions of law.

     34. Quickturn incorporates by reference its responses to paragraph 1 through 33 above as if fully set forth herein.

     35. Quickturn avers that Rule 14d-9 and 17 C.F.R. (S) 240.14d-9 speak for themselves, and therefore no response is required. Except as so averred, Quickturn denies each and every allegation of paragraph 35.

     36.  Quickturn denies each and every allegation of paragraph 36.

     37.  Quickturn denies each and every allegation of paragraph 37.

     38.  Quickturn denies each and every allegation of paragraph 38.

     39. Quickturn incorporates by reference its responses to paragraphs 1 through 38 above as if fully set forth herein.

     40. Quickturn avers that Section 14(e) of the Exchange Act speaks for itself, and therefore no response is required. Except as so averred, Quickturn denies each and every allegation of paragraph 35.

     41.  Quickturn denies each and every allegation of paragraph 41.

     42.  Quickturn denies each and every allegation of paragraph 42.

     43.  Quickturn denies each and every allegation of paragraph 43.

                              AFFIRMATIVE DEFENSES
                              --------------------

                           First Affirmative Defense
                           -------------------------
     The complaint fails to state any claim upon which the relief requested can be granted.

                           Second Affirmative Defense
                           --------------------------
     This action is barred in whole or in part by the equitable doctrine of unclean hands.

                           Third Affirmative Defense
                           -------------------------
     The complaint fails to set forth or demonstrate the equitable prerequisites to injunctive relief.


                           Fourth Affirmative Defense
                           --------------------------
     The complaint is vague, uncertain, ambiguous and unintelligible.

                                 COUNTERCLAIMS
                                 -------------

     1. Pursuant to Rule 13(a) of the Federal Rules of Civil Procedure, and without waiving any defenses set forth in its Answers and Defenses, Quickturn Design Systems, Inc. ("Quickturn"), hereby makes and files the following Counterclaims against counterdefendants Mentor Graphics and MGZ (collectively, "Mentor").

     2. Quickturn makes these allegations upon knowledge as to its own acts, and as to all other matters makes these allegations on information and belief and investigation of counsel, including a review of documents filed with the Securities and Exchange Commission, papers and proceedings filed with courts of various jurisdictions, as well as articles and information available through the media.

                             JURISDICTION AND VENUE
                             ----------------------

     3. This Court has jurisdiction over these Counterclaims under the principle of ancillary jurisdiction because the claims herein arise out of the same transaction or occurrence as the claims in Mentor's complaint. 28 U.S.C.
(S) 1367(a).   Jurisdiction also exists under Section 27 of the Securities
Exchange Act of 1934 as amended, 15 U.S.C. (S) 78aa ("Exchange Act"), 28 U.S.C.
(S)(S) 1331 and 1337. The Counterclaims asserted herein arise under Section 14 of the 1934 Act, 15 U.S.C. (S)(S) 78n and the rules and regulations promulgated thereunder.

     4. Venue for these Counterclaims is proper in the United States District Court for the District of Delaware, pursuant to 28 U.S.C. (S) 1391 and principles of ancillary venue.


                                  THE PARTIES
                                  -----------

     5. Quickturn is a Delaware corporation, which designs, manufactures, markets and supports products which verify the design of integrated circuits and electronic systems. Quickturn has established a position as the leading provider of emulation technology and a leader in cycle-based simulation, for the integrated circuit design verification market, as well as a reputation in the industry as a technological leader and innovator in this area. Quickturn's proven technical expertise, reputation for high-quality worldwide customer service and support, and acknowledged quality manufacturing infrastructure have all made the company a leader in its field.

          6. Mentor Graphics is an Oregon corporation which manufactures, markets and supports software and hardware Electronic Design Automation ("EDA") products and provides related services which enable engineers to design, analyze, simulate, model, implement and verify the components of electronic systems. Mentor markets its products primarily to large companies in the communications, computer, semiconductor, consumer electronics, aerospace and transportation industries.

                                  INTRODUCTION
                                  ------------

     7. Mentor and Quickturn have been engaged in multiple patent infringement lawsuits regarding their competing products over the last several years which have resulted in findings that Mentor repeatedly has violated Quickturn's intellectual property rights. Most recently on August 5, 1998, the Court of Appeals for the Federal Circuit affirmed an order enjoining Mentor's U.S. sales and marketing activities for several of its products which have been found to be based upon Quickturn's intellectual property. Within a week of the Federal Circuit's decision, in response to this (and other) rulings, Mentor commenced a hostile tender offer for Quickturn. Mentor's offer is its latest attempt to cover-up its infringement of Quickturn's intellectual property and also to acquire the company without paying a fair price.

     8. Mentor's offer is based upon a violation of the federal securities laws. Specifically, Mentor conceals from Quickturn's shareholders, as well as the market, the devastating impact on Mentor's business from rulings by at least three different courts supporting Quickturn's claims that Mentor's products are based upon the theft of Quickturn's intellectual property.

     9. The result of these rulings, including decisions by (i) the International Trade Commission, (ii) the United States Court of Appeals for the Federal Circuit, and (iii) the United States District Court in Oregon, is that Mentor's illegal and improper theft of Quickturn's intellectual property largely has been halted. For Mentor, however, these rulings have been devastating; much of Mentor's U.S. emulation activities, in particular its SimExpress product line, have been predicated upon a plan to steal Quickturn's intellectual property. Mentor cannot accomplish this goal as long as the legal rulings remain in effect and Quickturn remains independent of Mentor.

     10. Mentor's recently announced proposal to acquire Quickturn is nothing more than an effort to buy on the cheap what it could not purloin. Mentor now seeks to acquire Quickturn's intellectual property and the company as a whole through a proposed two-step tender offer and cash-out merger. However, whether recklessly or by design, Mentor's communication of its proposal to Quickturn shareholders violates the federal securities laws. This is not surprising, because the only possible way that Mentor can convince Quickturn's shareholders -- and the market more generally -- to favorably consider Mentor's inadequate offer is through material misstatements and/or omissions. These misstatements and omissions, which appear throughout Mentor's required SEC filings for its tender offer for Quickturn (the "Tender Offer"), as well as in its purported "agency designation" and related proxy solicitation to replace Quickturn's board of directors (the "Proxy Solicitation"), give Quickturn's shareholders a false and misleading impression. Among the materially false and misleading statements and/or omissions made by Mentor in connection with its Tender Offer and/or Proxy Solicitation are the following:

     a. MENTOR FAILS TO DISCLOSE THE DEVASTATING IMPACT OF THE ADVERSE RULINGS IN ITS VARIOUS PATENT LITIGATIONS WITH QUICKTURN.
          ----------------------------------------------------------------------

     Mentor announced its offer just one week after the United States Court of Appeals for the Federal Circuit affirmed the grant of a preliminary injunction prohibiting sales and marketing of Mentor's SimExpress products in the United States. Mentor's offer to acquire Quickturn resulted in large part from this court ruling. Mentor recognizes that it may eventually be obligated to pay enormous damages to Quickturn. In addition, Mentor recognizes that it cannot achieve its projected substantial U.S. sales of its SimExpress products. Mentor views this offer as its chance to: (i) avoid the damages it will owe Quickturn; and (ii) to release its SimExpress products to the U.S. market. However, Mentor has failed to disclose the value of each of these items, and thereby prevents Quickturn's shareholders from becoming fully informed about the value of Quickturn to Mentor, or the adequacy of Mentor's offer.

     b. MENTOR FALSELY CLAIMS THAT ITS OFFER TO ACQUIRE QUICKTURN IS NOT COERCIVE OR CONDITIONED ON MENTOR OBTAINING ADDITIONAL FINANCING.
          -----------------------------------------------------------------

     Mentor's proposed acquisition of Quickturn would require Mentor, as stated in its SEC filings, to pay roughly $261 million. Mentor does not have $261 million in cash, and therefore claims to have obtained a $200 million unsecured revolving credit facility to pay for the proposed acquisition of Quickturn's shares. This facility is conditioned upon the nonexistence of any "Material Adverse Effect" on Mentor's business. Yet while Mentor admits that the multiple decisions against Mentor in the various intellectual property lawsuits between Quickturn and Mentor "could have a material adverse effect" on Mentor's results of operations, Mentor falsely claims that its offer is not conditioned on obtaining adequate financing. In fact, because Mentor may not be able to draw down on its credit facility following an adverse judgment, or injunction, Quickturn shareholders who do not tender into Mentor's so-called "all-cash" offer may be stuck as minority shareholders in an entity controlled by Mentor, while Mentor may be unable to complete the proposed "second-step" of its offer. Thus, Mentor's representations that its offer is neither highly conditional nor coercive are false.

     c. MENTOR FAILS TO DISCLOSE ITS NOMINEES FOR THE QUICKTURN BOARD OF DIRECTORS.
          ----------------------------------------------------------------------

     Mentor's offer is conditioned upon Mentor obtaining control of Quickturn's board, and Mentor's Proxy solicitation is a two-step process to accomplish this objective. Specifically, Mentor proposes to (i) remove all eight of Quickturn's current directors, (ii) reduce the size of Quickturn's board to five persons, and (iii) place five new directors on Quickturn's board. Yet Mentor's proposed nominees are not identified anywhere in Mentor's hundreds of pages of required filings in connection with the Tender Offer and Proxy Solicitation. Rather, the only information provided about these "stealth nominees" is that each (i) allegedly is "not affiliated with Mentor;" and, (ii) despite the alleged independence of these directors, Mentor will pay each nominee, just for being a nominee, more than twice as much as what Quickturn pays board members to serve as directors. Mentor's failure to identify its nominees, to explain the basis of its representation that each will be independent, to explain why each director needs to be paid twice as much as Quickturn's current directors just to stand for election, deprives Quickturn shareholders of the most basic information necessary to have available before they can consider Mentor's Proxy Solicitation.

     d.   MENTOR FALSELY CLAIMS THAT IT WAS WILLING TO NEGOTIATE A TRANSACTION.
          --------------------------------------------------------------------

     Mentor's statements in its Tender Offer and Proxy Solicitation are affirmatively false in their assertions that Mentor was and is willing to negotiate the proposed acquisition, when Mentor in fact had no intention of doing so. Mentor has from the beginning planned to proceed with its Tender Offer solely on its own terms, rather than through discussions to obtain a fair price for Quickturn shareholders. For example, Mentor's August 11, 1998 letter to Quickturn was not an attempt to negotiate, but a sham -- Mentor gave Quickturn no opportunity to even consider the offer before it launched its hostile takeover attempt.

     11. These are just a few examples of the many false or misleading statements and/or omissions contained in Mentor's Tender Offer and Proxy Solicitation materials. The timing of Mentor's offer (on the heels of the Federal Circuit ruling), the inadequate price, and the sheer number and extent of Mentor's misrepresentations and omissions, demonstrate Mentor's intent to mislead Quickturn's shareholders and to obtain Quickturn's intellectual property at a bargain-basement price.

     12. In fact, as detailed below, Mentor's offer is premised on its violation of the federal securities laws, just as sales of Mentor's SimExpress products are based on the violation of Quickturn's intellectual property rights. Mentor's efforts to deceive Quickturn's shareholders are no more permissible or appropriate than its attempt to misappropriate Quickturn's intellectual property. Accordingly, and as described more fully below, Quickturn seeks to enjoin Mentor's Tender Offer and Proxy Solicitation at least until such time as Mentor complies with its disclosure obligations under the federal securities laws, and after Quickturn's shareholders have the opportunity to consider the true nature of Mentor's offer and assess Quickturn's value.

                          BACKGROUND TO MENTOR'S OFFER
                          ----------------------------
A.   MENTOR'S UNSUCCESSFUL EFFORTS TO STEAL QUICKTURN'S INTELLECTUAL PROPERTY
     ------------------------------------------------------------------------

     13. In January 1996, Quickturn filed a complaint with the International Trade Commission ("ITC") in Washington, DC, seeking to stop the unfair importation of logic emulation systems manufactured by Meta Systems ("Meta"), a French subsidiary of Mentor Graphics. In the complaint, Quickturn alleges that Mentor's hardware logic emulation systems infringe Quickturn's patents. Quickturn sought and received in August 1996, temporary relief from the ITC in the form of Temporary Exclusion and Temporary Cease and Desist Orders. The Federal Circuit Court of Appeals affirmed the ITC's issuance of temporary relief in August 1997. In December 1997, the ITC issued: (1) a Permanent Limited Exclusion Order which permanently prohibits the importation of hardware logic emulation system, subassemblies or components manufactured by Mentor Graphics and/or Meta, and (2) a Permanent Cease and Desist Order permanently prohibiting Mentor from, among other things, selling, offering for sale or advertising the same hardware logic emulation devices, Mentor's SimExpress products. The ITC's two orders remain in effect until April 28, 2009, the latest expiration date of the Company's patents involved in the investigation.

     14. Quickturn is also engaged in a federal district court case with Mentor and Meta involving six of Quickturn's patents. Mentor and Meta are seeking a declaratory judgment of noninfringement, invalidity and unenforceability of the patents in dispute, and Quickturn has filed counteractions against Mentor and Meta for infringement and threatened infringement of the six patents. On August 1, 1997, the U.S. District Court in Oregon granted Quickturn's motion for a preliminary injunction against Mentor Graphics, prohibiting its domestic emulation activities, namely, its SimExpress products.

     15. The Federal Circuit Court of Appeals affirmed the Oregon District Court's decision on August 5, 1998. The Oregon action is presently set for trial in December 1998.

     16. In August 1997, a preliminary injunction sought by Mentor's German subsidiary, Mentor Graphics (Deutschland) GmbH, was issued by a regional court in Munich, enjoining agents of Quickturn from making certain statements concerning U.S. litigation matters between the companies. In May 1998, the Munich district court set aside the preliminary injunction based on the failure of Mentor's German subsidiary to advance its case within the six-month statutory limitation.

     17. In October 1997, Quickturn filed a complaint alleging infringement of the German part of the Company's European Patent No. 0 437 491 B1 against Mentor Graphics (Deutschland) GmbH, in the District Court of Dusseldorf. The main court hearing for this matter is set for March 1999.

     18. As a result of these patent lawsuits, Mentor may face substantial liability to Quickturn, and in turn will be forced to pay Quickturn millions of dollars in damages. Mentor also faces the potential loss of additional millions as a result of its inability to sell its SimExpress product line in the United States. Only Mentor knows the actual amounts it believes (i) it will owe Quickturn in damages and (ii) the amount of lost profits it will lose as a result of its inability to sell SimExpress products in the United States. Yet nowhere in either its Tender Offer materials or Proxy Solicitation does Mentor disclose either amount or indeed any analyses relating to these issues, despite the fact that such information is clearly material to Quickturn shareholders as they consider Mentor's offer and Proxy Solicitation.

B. MENTOR'S LATEST EFFORT TO STEAL QUICKTURN'S INTELLECTUAL PROPERTY -- THE TENDER OFFER
    ----------------------------------------------------------------------------

     19. As summarized above, Mentor has repeatedly sought to steal Quickturn's intellectual property. Mentor's proposed takeover of Quickturn is yet another such attempt.

     20. On August 5, 1998, the Court of Appeals for the Federal Circuit affirmed the Oregon District Court's Order enjoining the sales of SimExpress in the United States. Less than a week later, Mentor's latest plan to acquire Quickturn's intellectual property without properly compensating Quickturn and its shareholders went into action.

     21. On the evening of August 11, 1998, Quickturn's Chief Financial Officer, Raymond Ostby received a call from a reporter with the Wall Street Journal, who asked if Mr. Ostby would comment on a tender offer advertisement that was scheduled to run in the next day's edition of the Wall Street Journal. In the weeks and months prior to this call, Mentor had not stated any intention to acquire Quickturn. In fact, Mentor's SEC filings indicate that the parties' last discussion regarding a business combination was in 1995.

     22. Later that evening, Walden C. Rhines, Mentor's President and Chief Executive Officer, handed a letter to Glen Antle, Chairman of the Board of Quickturn. The letter offered to purchase all outstanding shares of Quickturn for the inadequate price of $12.125 per share.

     23. Rhines immediately demanded to know whether Quickturn would accept the offer. Mr. Antle responded that he did not have authority to do so, but would
communicate the offer to Quickturn's Board of Directors.   Rhines refused to
allow any time to consider or review Mentor's proposal, or even to present it to Quickturn's board, although Rhines knew that Mr. Antle could not make an uninformed or hasty decision about Mentor's proposal.

Rhines informed Mr. Antle that Mentor had already determined to proceed with its hostile tender offer.

     24. Because Mentor knew that its offer was not in the best interests of Quickturn's shareholders and suspected that Quickturn's board would reject the inadequate offer, Mentor filed two lawsuits on August 12, 1998, designed at least in part to force a hasty and uninformed decision by Quickturn's shareholders. One of those lawsuits is the above-captioned lawsuit pending in this court. The other is a complaint for declaratory and injunctive relief filed in the Court of Chancery of the State of Delaware.

     25. On that same day, August 12, Mentor publicly announced its cash tender offer for all shares of Quickturn, and filed with the SEC a preliminary proxy statement which, among other things, sought the solicitation of agent designations for the purpose of calling a special meeting of Quickturn's shareholders. Mentor filed its definitive Schedule 14A proxy solicitation on August 20, 1998. The Proxy Solicitation and related Tender Offer filings are the subject of Quickturn's counterclaims.

     26. On August 21, 1998, Quickturn's Board of Directors met and considered Mentor's tender offer. The Board of Directors voted to reject Mentor's offer. Quickturn now brings these Counterclaims.

                               FIRST COUNTERCLAIM
                               ------------------
 (Violation of Section 14(a) Of The Exchange Act, 15 U.S.C. (S) 78n(a) and Rule
                                     14a-9)

     27. Quickturn realleges and incorporates herein by reference the allegations of the Counterclaims contained in paragraphs 1 through 26 above, inclusive, which are made on information and belief.

     28. Quickturn is informed and believes, and on that basis alleges, that Mentor knowingly, willfully, and intentionally engaged in a continuing scheme and plan to defraud

Quickturn and its shareholders. Mentor conducted this scheme and plan through the use of the mails and instrumentalities of interstate commerce in connection with Mentor's hostile Tender Offer and Proxy Solicitation. In connection with Mentor's Proxy Solicitation, Mentor has made false or misleading statements and/or failed to disclose material facts required by the securities laws of the United States, and the rules promulgated thereunder, rendering those statements misleading.

     29. In connection with Mentor's hostile Tender Offer and Proxy Solicitation, Mentor filed with the SEC a proxy statement pursuant to Section 14(a) of the Exchange Act for transmittal to Quickturn's shareholders. The law requires Mentor's statement to contain certain specific, detailed information which Mentor has misstated or omitted.

     30. In fact, Mentor admits in its proxy statement that it has failed to furnish sufficient disclosures to Quickturn's shareholders, and explicitly promises that Mentor will forward additional materials which "WILL CONTAIN SIGNIFICANTLY MORE DETAILED INFORMATION CONCERNING THE PROPOSALS AND THE PROPOSED ACQUISITION, INCLUDING RELEVANT PRO FORMA FINANCIAL INFORMATION."

     31. Section 14(a) of the Exchange Act and Rule 14a-9 impose liability for false and misleading statements and omissions in proxy solicitations. Mentor has knowingly or recklessly violated these provisions in order to prevent Quickturn's shareholders from discovering that Mentor's offering price is inadequate, and to keep the shareholders from making a fully informed decision about Mentor's offer.

     32.  For example, Mentor's Proxy Solicitation fails to disclose the cost to
Mentor of the various ongoing lawsuits between Mentor and Quickturn.   Instead,
Mentor
misleadingly tries to downplay the extent of Mentor's exposure, implying that Quickturn's damages would be limited to some small multiple of $3.5 million. However, the true litigation exposure includes not only the damages Mentor may owe Quickturn (which may be much larger than Mentor represents), but also Mentor's loss of business resulting from the prohibition of U.S. sales of its SimExpress products. Mentor's failure to disclose this material information prevents Quickturn shareholders from understanding the value of Quickturn, either as an independent company or as an acquisition target for Mentor. Until this information is disclosed, Quickturn shareholders cannot meaningfully evaluate Mentor's proxy solicitation. Mentor's failure to disclose the required information renders the Proxy Solicitation false and misleading and violates Rule 14a-9.

     33. Mentor's failure to identify its proposed Nominees for the Quickturn Board of Directors also renders the Proxy Solicitation false and misleading. While Mentor states that a purpose of calling the special meeting is for Mentor "to propose the election as directors of the Company of five Nominees," to replace Quickturn's current board, Mentor fails to name those Nominees. This omission violates the requirements of SEC Schedule 14A, which requires a proxy statement to provide specific information, including the identity of nominees, "[i]f action is to be taken with respect to the election of directors[.]" Moreover, Mentor has failed to provide any of the required information
                                       ---
whatsoever regarding its "Nominees." Quickturn's shareholders have no way to decide for themselves whether Mentor's Nominees would truly be independent, qualified individuals who would observe their fiduciary duties to Quickturn and its stockholders, or mere puppets under Mentor's domination and control. Without this material information, Quickturn and its shareholders cannot make an informed decision regarding Mentor's solicitation of designations for a special meeting and vote.

     34. Mentor's proxy statement is also false and misleading with respect to Mentor's proposed financing for the offer. Mentor, a company with reported revenues of only $454.7 million during its last fiscal year, has indicated that it plans to use a $200 million unsecured revolving credit facility to finance its proposed "all-cash" $261 million acquisition of Quickturn. However, the Proxy Solicitation is misleading as to this financing:

          a.  The Proxy Solicitation states that:

          While an adverse judgment in this [Quickturn patent] litigation would not affect Mentor Graphics' ability to borrow funds under the $200 million unsecured revolving credit facility obtained in connection with the Offer, an adverse judgment could have a material adverse effect on Mentor Graphics' results of operations in the applicable period.

This statement simply is not true, given the conditions, covenants, and representations of the credit facility, which appear to exclude costs of ongoing litigation, but not adverse judgments or injunctions. Moreover, this blanket assertion is misleading on its face. It is unlikely that a bank would permit Mentor to draw against the credit facility if Mentor is required to pay damages significant enough to have a "material adverse effect" on its business -- which Mentor admits is a possibility. And despite its misleading attempt to downplay its exposure, Mentor has no guarantee regarding the size of adverse judgment(s) it might suffer in litigation with Quickturn.

          b. Mentor's statement in its Proxy Solicitation that "[t]he Offer is not conditioned on Purchaser obtaining financing" is also misleading, as Mentor does not have the cash on hand to finance the proposed acquisition, and cannot complete it without either meeting the conditions precedent to draw on the credit facility or obtaining other financing.

     35. The Proxy Solicitation's misleading statements and omissions about Mentor's proposed financing are material, because they prevent Quickturn's investors from making an informed decision about the adequacy of the offer. For example, a reasonable investor would want to take into account that if Mentor were to lose its ability to draw funds from the credit facility, it might not be able to complete the "second step" of its offer, thus impairing the position of Quickturn's non-tendering shareholders.

     36. Other material omissions and misleading statements in Mentor's proxy solicitation include, but are not limited to, the following:

          a. Mentor's misrepresentations regarding its willingness to negotiate a fair price for Quickturn shares. Contrary to statements in the Proxy Solicitation, Mentor has pursued a hostile takeover route by refusing to allow Quickturn's board to consider the offer before moving forward.

          b. Mentor's misleading statement that the Quickturn board of directors should be reduced in size from eight members to five because a
"smaller number of directors would be a more effective working group."   Mentor
does not explain how five directors are a more effective working group than
eight.   Mentor's unexplained choice of five directors is seemingly arbitrary:
if Mentor truly thinks that five directors is the proper number, why does the Mentor board have six members? Quickturn is informed and believes and on that basis alleges that Mentor desires a smaller number of directors in order to facilitate Mentor's control over the proposed board, to the detriment of Quickturn's other shareholders.

     37. The foregoing material omissions and misstatements in the Proxy Solicitation materials constitute an ongoing violation of Section 14(a) of the Securities Exchange Act, 15 U.S.C. (S) 78n, and the rules and regulations promulgated to enforce that section.

     38. Unless Mentor is preliminarily and permanently enjoined from continuing to violate Section 14(a), and the regulations promulgated thereunder, Quickturn's current and potential shareholders will be unlawfully deprived of critical information affecting decisions related to Mentor's agent designation solicitation. In addition, Quickturn will suffer immense, irreparable injury in the absence of injunctive relief in that, among other things, Quickturn and its board of directors will be forced to expend scarce time and substantial financial resources responding to Mentor's demand for a special shareholders' meeting, demand for access to Quickturn shareholder information and its attempt to remove Quickturn's board. Further, Mentor's continued dissemination of materially misleading statements about Quickturn will cause irreparable harm to Quickturn's relationships with its employees, customers and vendors by causing uncertainty as to the financial stability and future economic viability of Quickturn.

     39. The injunctive relief requested would serve the public interest. It will benefit Quickturn's public shareholders and the market as a whole by requiring Mentor to conform its conduct to comply with federal securities laws, rules, and regulations, and prevent Mentor from disseminating false and misleading information to shareholders and the public.

                              SECOND COUNTERCLAIM
                              -------------------
   (Violation of Section 14(d) Of The Securities Exchange Act, 15 U.S.C. (S)
                                    78n(d))

     40. Quickturn realleges and incorporates here by this reference each and every allegation of the Counterclaims contained in Paragraphs 1 through 39, inclusive, which are made on information and belief.

     41. On August 12, 1998, Mentor filed with the SEC a Schedule 14D-1 relating to the Quickturn tender offer, which incorporated by reference, among other things, Mentor's Offer to Purchase. The Schedule 14D-1 and the Offer to Purchase were amended and supplemented by Mentor on August 20, 1998. The Schedule 14D-1 and the Offer to Purchase, as well as their amendments and supplements, are materially deficient in violation of Section 14(d) of the Exchange Act and the rules and regulations thereunder, by their failure to adequately disclose information required by those provisions.

     42. Mentor's response to Item 5(a) of the Schedule 14D-1 (including the Introduction and Sections 11 and 13 of the Offer to Purchase to which its Item 5(a) response refers) fails to disclose adequately Mentor's attempt to circumvent court orders prohibiting Mentor's U.S. sales of SimExpress products. Instead, Mentor incorporates misleading statements implying that its only concern is the ongoing costs associated with conducting the intellectual property litigation between Mentor and Quickturn.

     43. As explained above, Mentor's repeated losses in the intellectual property litigation have crippled Mentor's ability to compete in emulation technology in the United States. On information and belief, Mentor decided to seek to acquire Quickturn only after Mentor lost its appeal of the Oregon District Court's preliminary finding of likely infringement upon Quickturn's
patents.   On information and belief, Mentor's analyses showed that an acquisition of Quickturn would allow Mentor to re-enter the U.S. emulation market, and thus Quickturn is worth a high price to Mentor -- certainly higher than the current offer. Mentor's response to Item 5(a) violates Section 14(d) and the rules and regulations thereunder because it omits these important, material facts that Quickturn shareholders should consider in making a decision regarding the Tender Offer.

     44.  Mentor's response to Item 10(b)-(c) of the Schedule 14D-1 (including
Section 15 of the Offer to Purchase to which its Item 10(b)-(c) response refers) is rendered false and misleading by its statement that Mentor will not delay its purchase of shares tendered by Quickturn stockholders in connection with the Offer pending the outcome of any action by a governmental authority. Mentor's statement creates a dangerous false sense of security that its offer will not be coercive.

          a. Mentor purports to make a non-coercive Offer by stating its intent to offer the same price in the second-step merger transaction as that offered in the first-step tender offer. However, in Section 15 of the Offer to Purchase, Mentor states it will go ahead with the first-step purchases even in the absence of any governmental approval required for the second-step merger. Taken together, these two assertions render the Offer materials false and misleading.

          b. While on the one hand Mentor seeks to assure that non-tendering stockholders will receive the same cash price in the second-step merger transaction, on the other hand, Mentor intends to embark on the first-step tender offer without certainty that its Proposed Merger will be permitted to
occur.   In fact, non-tendering stockholders may not have the opportunity to dispose of their shares at the same cash price as that realized by tendering stockholders in the Offer. The misleading impression created by these statements violates Section 14(d) and the rules and regulations thereunder.

     45. Mentor's response to Item 9 of Schedule 14D-1 (including Section 8 of the Offer to Purchase to which its Item 9 response refers) also fails to disclose sufficient financial information concerning Mentor, in violation of
Section 14(d) and applicable rules and regulations. For example, Mentor's financial disclosures do not include the following information required to be disclosed to make the statements not misleading:

          a. The cost to Mentor of not being able to sell an emulation product in the U.S. market due to the current court rulings;

          b. Mentor's costs, expenses, and its liabilities other than short-term borrowings and long-term debt and deferrals. This omitted financial information would be material to Quickturn stockholders' tender decision, especially given the highly leveraged nature of the proposed takeover ($200 million credit for a $261 million acquisition).

     46.  Mentor's response to Item 10(b)-(c) of the Schedule 14D-1 (including
Section 15 of the Offer to Purchase to which its Item 10(b)-(c) response refers) violates Section 14(d) and applicable rules and regulations in that it fails to disclose sufficient information concerning the applicability of foreign law to Mentor's Offer. Mentor states only that foreign law may apply to the proposed acquisition, without any mention of specific foreign countries in which Quickturn does business or any analysis as to what, if any, foreign laws or requirements might apply to the Offer and/or to the Proposed Merger. This information is clearly called for by the instructions to Item 10(b)-(c) of the
Schedule 14D-1.

     47.  As a result of the foregoing material omissions by Mentor in its
Schedule 14D-1, Quickturn's stockholders are deprived of information that they are entitled to receive in connection with Mentor's Offer under Section 14(d) of the Exchange Act and the rules and regulations promulgated thereunder. As the securities laws recognize, the unlawfully omitted information would be important to stockholders in making the decision whether or not to tender their shares to Mentor. The injunctive relief sought by Quickturn is therefore necessary (1) to prevent Mentor from the continued execution of its unlawful tender offer; (2) to preserve the integrity of the market for Quickturn's stock; and (3) to protect Quickturn and its stockholders from Mentor's attempt to acquire Quickturn in a manner which is violates the federal securities laws.

                               THIRD COUNTERCLAIM
                               ------------------
   (Violation of Section 14(e) Of The Securities Exchange Act, 15 U.S.C. (S)
                                    78n(e))

     48. Quickturn realleges and incorporates here by this reference each and every allegation of the Counterclaims, contained in Paragraphs 1 through 47, inclusive, which are made on information and belief.

     49. Quickturn is informed and believes, and on such basis alleges, that Mentor knowingly and intentionally has engaged in a continuing plan and scheme and conspiracy to defraud the investing public through the use of the mails and other means and instrumentalities of interstate commerce in connection with its Offer; has employed devices, schemes and artifices to defraud Quickturn and its stockholders; and has omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading. As detailed above, Mentor has failed to disclose, and/or has inadequately disclosed, material information required to be disclosed in the Schedule 14D-1 in connection with its Offer, as mandated by Section 14(d) of the Exchange Act and the rules and regulations promulgated thereunder. These material omissions were purposefully designed to mislead the investing public. As such, Mentor has violated Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder.

     50.  In addition to the material omissions detailed above, Mentor's
Schedule 14D-1 is false and misleading as follows:

          a. Mentor's response to Item 10(e) of the Schedule 14D-1 (including the Introduction and Sections 10 and 17 of the Offer to Purchase to which its
Item 10(e) response refers) is rendered false and misleading by its understatement of the value and benefits to Quickturn, as an independent company, of the patent litigation currently pending between Mentor Graphics and Quickturn, as described above.

          b. Mentor's response to Item 5(c) of the Schedule 14D-1 (including the Introduction and Sections 11 and 13 of the Offer to Purchase to which its
Item 5(c) response refers) is false and misleading by its failure to disclose sufficient information concerning its plans to change the size and composition of the Quickturn board of directors. As explained above, the omission of this material information creates a misleading impression as to Mentor's purposes, and prevents Quickturn's shareholders from making an informed decision regarding the adequacy of the offer.

          c. The stockholders have no way of determining whether Mentor's proposed slate of directors would contain qualified individuals who would observe their fiduciary duties to Quickturn and its stockholders and not be mere puppets under Mentor's domination and control.

          d. Mentor's response to Item 10(b)-(c) of the Schedule 14D-1 (including Section 15 of the Offer to Purchase to which its Item 10(b)-(c) response refers) is rendered false and misleading by its statement that Mentor will not delay its purchase of shares tendered by Quickturn stockholders in connection with the Offer pending the outcome of any action by a governmental authority. As explained above, this creates the dangerous false impression that Mentor's offer will not be coercive.

          e.  Mentor's Press Release dated August 12, 1998 (attached to the
Schedule 14D-1 as Exhibit (a)(7)) is misleading as to Mentor's financing for the proposed acquisition, because it states that the Offer is "not subject to any financing condition," when in fact Mentor's $200 million revolving credit facility is subject to numerous financing covenants, conditions and representations to which Mentor's financing for its Offer is subject.

          f. Mentor's Introduction to the Offer to Purchase falsely implies that Mentor attempted to negotiate the Offer with Quickturn, and Quickturn immediately rejected the offer, even before Quickturn's board had considered the proposal.

     51. As a result of the foregoing material false and misleading statements and omissions by Mentor in its Schedule 14D-1, Mentor's Offer materials are unlawful under Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. As the securities laws recognize, the unlawfully false and misleading and omitted information would be important to stockholders in making the decision whether or not to tender their shares to Mentor. The injunctive relief sought by Quickturn, is therefore necessary: (1) to prevent Mentor from the continued execution of its unlawful tender offer; (2) to preserve the integrity of the market for Quickturn's stock; and (3) to protect Quickturn and its stockholders from Mentor's attempt to acquire Quickturn in a manner which is violates the federal securities laws.

                               PRAYER FOR RELIEF
                               -----------------
     WHEREFORE, Quickturn prays for relief as follows:

     A.  For judgment dismissing the complaint with prejudice;

     B.  For costs of suit and reasonable attorneys' fees, as allowed by law;

     C.  For such other and further relief as this Court deems just and proper.

     WHEREFORE, Quickturn further requests:

     A preliminary and permanent injunction that:

     1. Requires Mentor to correct its filings under the Exchange Act to conform to all applicable requirements of the law;

     2. Bars Mentor and its officers, agents, servants, employees, and attorneys, and those persons and entities in active concert of participation with it, from violating Sections 14(a), 14(d) or 14(e) of the Exchange Act and the rules and regulations promulgated thereunder, including by making or disseminating any further public statements relating to its proposed special shareholders' meeting, proxy solicitation or Offer, or any of the other matters mentioned in its Sections 14(a) and 14(d) filings or public statements related thereto, and from purchasing any additional shares of Quickturn common stock and from voting any Quickturn stock that it purports to own currently until at least thirty (30) days after Mentor makes the required corrective disclosures;

          3. Forbids Mentor and its officers, agents, servants, employees, and attorneys, and those persons and entities in active concert of participation with it, from soliciting any agency designations or proxies related to Quickturn, and voids any agency designations or proxies thus far delivered to Mentor, until at least thirty (30) days after Mentor makes the required corrective disclosures;

          4. Enjoins Mentor and its officers, agents, servants, employees, and attorneys, and those persons and entities in active concert of participation with it, from proceeding with the Offer, or acquiring or attempting to acquire any further Quickturn stock, or taking or attempting to take any other steps to acquire control of Quickturn, until at least thirty (30) days after Mentor has made the required corrective disclosures;

          5. Enjoins Mentor and its officers, agents, servants, employees, and attorneys, and those persons and entities in active concert of participation with it, from exercising or attempting to exercise influence or control over the business or management of Quickturn until at least thirty (30) days after Mentor has made the required corrective disclosures; and

          6. Enjoins Mentor and its officers, agents, servants, employees, and attorneys, and those persons and entities in active concert of participation with it, from making any false or misleading statements regarding Quickturn or Quickturn shares;

     E. A declaration that Mentor's demands, as stated in its Proxy Solicitation and Tender Offer materials, violate the federal securities laws and do not comport with Quickturn's Bylaws and that Quickturn is not required to comply with such demands;

     F. A declaration that Mentor's purported proxy solicitation of agency designations is invalid and that any agency designations Mentor may receive as a result of such solicitation are null and void;

     G. An award of Quickturn's costs and disbursements, including reasonable attorneys' fees in this action; and

     H.  Such other and further relief as the Court may deem just and proper.

                              MORRIS, NICHOLS, ARSHT & TUNNELL


                              /s/ William M. Lafferty
                              _____________________________________
                              Kenneth J. Nachbar (#2067)
                              William M. Lafferty (#2755)
                              Donna L. Culver (#2983)
                              1201 N. Market Street
                              P.O. Box 1347
                              Wilmington, DE  19899
                              (302) 658-9200
                                Attorneys for Counterclaimant
                                Quickturn Design Systems, Inc.

OF COUNSEL:

James A. DiBoise
David J. Berger
Wilson Sonsini Goodrich & Rosati, PC
650 Page Mill Road
Palo Alto, CA  94304-1050
(650) 493-9300

September 10, 1998